Exhibit 5.1

June 25, 2024

Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Re:	Securities Registered under Registration Statement on Form S-1

We have acted as counsel to you in connection with your filing of a Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by Allurion Technologies, Inc., a Delaware corporation (the “Company”), of (i) shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), and (ii) warrants of the Company (“Warrants”) to purchase shares of Common Stock (such shares of Common Stock issuable upon exercise of the Warrants, the “Warrant Shares”), including Shares and Warrants purchasable by the underwriters upon their exercise of an over-allotment option granted to the underwriters by the Company, with an aggregate offering price to the public of up to $23,000,000. The Shares and the Warrants are being sold to the several underwriters named in, and pursuant to, an underwriting agreement among the Company and such underwriters (the “Underwriting Agreement”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinions set forth below are limited to the Delaware General Corporation Law and, with respect to numbered paragraph 2 only, the law of New York (without giving effect to its choice-of-law rules that could result in the application of the law of any other jurisdiction).

Based on the foregoing, we are of the opinion that:

1. The Shares have been duly authorized and, when delivered and paid for in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable.

2. The Warrants have been duly authorized by the Company and, when delivered and paid for in accordance with the terms of the Underwriting Agreement and the Warrant Agreement to be entered into by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), that governs the Warrants, assuming the countersignature of the Warrants by the Warrant Agent, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

3. Assuming the Warrant Shares were issued today upon exercise of the Warrants in accordance with their terms, the Warrant Shares would be duly authorized, validly issued, fully paid and nonassessable.

Allurion Technologies, Inc.

June 25, 2024

The opinions expressed in numbered paragraph 2 above are subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity.

This opinion letter and the opinion it contains shall be interpreted in accordance with the Core Opinion Principles as published in 74 Business Lawyer 815 (Summer 2019).

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ GOODWIN PROCTER LLP

GOODWIN PROCTER LLP